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                           June 1, 2021

       Dhruv Shringi
       Chief Executive Officer
       Yatra Online, Inc.
       Gulf Adiba, Plot No. 272
       4th Floor, Udyog Vihar, Phase-II
       Sector-20, Gurugram-122008, Haryana, India

                                                        Re: Yatra Online, Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed May 24, 2021
                                                            File No. 333-256442

       Dear Mr. Shringi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Jocelyn M. Arel